1099 NEW YORK AVENUE NW SUITE 900 WASHINGTON, DC 20001-4412

March 15, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director

Lisa Kohl, Staff Attorney

Lilyanna Peyser, Special Counsel

Jim Allegretto, Senior Assistant Chief Accountant

Andrew Blume, Staff Accountant

Re:	US Foods, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 8, 2013
File No. 333-185732

Ladies and Gentlemen:

We are submitting this letter on behalf of US Foods, Inc. (the “Company” or “US Foods”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 28, 2013 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (Registration No. 333-185732) filed with the Commission on February 8, 2013 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter five (5) copies of Amendment No. 2 in paper format, which have been marked to show changes from Amendment No. 1 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

CHICAGO LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

Securities and Exchange Commission

March 15, 2013

General

1.	Please revise throughout your prospectus to clarify that this Exchange Offer will be made only to holders that purchased the Restricted Notes in the offerings completed on May 11, 2011, December 6, 2012, or December 27, 2012, or advise us as to why you believe that this Exchange Offer may be made to purchasers in the offering completed on January 16, 2013, in light of the fact that this registration statement on Form S-4 was filed on December 28, 2012, prior to the completion of the January 16, 2013 private placement.

The Company has revised the disclosure throughout the Registration Statement to reflect the Staff’s comments, including changes on pages 2,3,4,31,41, and 126.

2.	We note that you completed a private placement of notes on January 16, 2013. Please provide us with an analysis of why the private placement of notes should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of the private placement of notes completed on January 16, 2013. Please refer to Question 139.25 of our Securities Act Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Commission in Securities Act Release No. 8828 (August 3, 2007) (the “Release”) and the guidance provided by the Staff in Question 139.25 of the Securities Act Compliance and Disclosure Interpretations (the “C&DI”), the issuance of notes in the private placement on January 16, 2013 should not be integrated with the public offering that is the subject of the Form S-4 (the “Registered Offering”). Under the Exxon Capital line of no-action letters, Rule 144A transactions are designed so that persons reselling restricted securities in compliance with Rule 144A are deemed not to be engaged in a distribution of the securities and therefore are not “underwriters” within the meaning of Securities Act Sections 2(11) and 4(1). Accordingly, when an issuer sells debt to initial purchasers, the transaction is exempt under Section 4(2). And, when the initial purchasers resell the restricted securities to QIBs without registration, the transaction is made in reliance on the safe harbor under Section 4(1).

Additionally, in Release 8828, the Commission stated its position that the filing of a registration statement does not preclude a company from engaging in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The C&DI confirms that in the situation of concurrent public and private offerings, only the guidance set forth in the Release applies and private placements of securities may be conducted following the filing of a registration statement without regard to the Rule 502(a) five factor integration analysis. Instead, the determination is to be based on whether the investors in the private placement were solicited by a registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. As an example, the Staff stated that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort”, then the private placement could be conducted after the filing of the registration statement.

Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, and KKR Capital Markets LLC are the initial purchasers (the “Initial Purchasers”) in the January 16, 2013 private placement and were initial purchasers in the private placements completed in May 11, 2011, December 6, 2012, or December 27, 2012, that are the subject of the Registered Offering.

Securities and Exchange Commission

March 15, 2013

The Company believes that the January 16, 2013 private placement fits both the requirements for Rule 144A and the Exxon Capital interpretive letters as well as the underlying rationales for permitting these transactions.

In connection with the January 16, 2013 private placement, the Company believes it may rely on Section 4(2) for the issuance of Company debt to the Initial Purchasers because the Initial Purchasers were also initial purchasers in the prior private placements who were not solicited via the Registration Statement. Indeed, the Registration Statement was not referred to in connection with the solicitation of the Initial Purchasers. Similarly, the Initial Purchasers may rely on Section 4(1) for the sales to QIBs because the QIBs were customary clients of the Initial Purchasers with whom the Initial Purchasers had prior business relationships. As is customary, the Initial Purchasers took reasonable steps to ensure that the purchasers were aware that the Initial Purchaser was relying on Rule 144A for purposes of compliance with Section 5 of the Securities Act. In this regard, the private offering memorandum specifically disclosed that the offering was made pursuant to Rule 144A. Moreover, the exchange offer for these securities will be made pursuant to a registration statement that is separate from the Registration Statement for the exchange offer related to the earlier private placements.

The Company was advised by the Initial Purchasers of the following factors that, together with the Company’s conduct, demonstrate that the January 16, 2013 private placement should not be integrated with the Public Offering and is consistent with the requirements of Securities Act Release No. 8288:

1.	All investors in the January 16, 2013 private placement, or affiliates of such investors, have previously purchased notes in private placements from the Initial Purchasers;

2.	Each prospective investor in the January 16, 2013 private placement had a substantive, preexisting relationship with certain or all of the Initial Purchasers or the Company. These investors consist of regular customers of certain or all of the Initial Purchasers who such Initial Purchasers customarily contact with respect to 144A offerings, who routinely purchase 144A securities and who typically hold large portfolios of 144A securities;

3.	Investors in the January 16, 2013 private placement were provided preliminary and final private offering memoranda. Additionally, the offering memoranda clearly indicated the securities offered were pursuant to Rule 144A and were not pursuant to a public offering;

4.	Investors in the January 16, 2013 private placement entered into their own registration rights agreement separate and apart from the earlier private placements, and it was and is the Company’s intention to separately register these securities;

Securities and Exchange Commission

March 15, 2013

5.	Copies of the prospectus contained in the Registration Statement relating to the Registered Offering were not provided to or circulated among prospective investors in the January 16, 2013 private placement, and none of the prospective investors in the January 16, 2013 private placement independently contacted the Initial Purchasers or the Company regarding the Registration Statement or any prospectus used in connection with the Registered Offering. Moreover, there was no discussion of the filed Registration Statement with the prospective investors by the Initial Purchasers or the Company; and

6.	The investors in the January 16, 2013 private placement consisted only of qualified institutional buyers within the meaning of Rule 144A of the Securities Act.

The Company believes that in light of the above factors, the filing of the Registration Statement did not serve as a general solicitation or general advertising for the January 16, 2013 private placement.

Prospectus Summary, page 1

Our Company, page 1

3.	We note your response to comment 7 in our letter dated January 25, 2013 and have the following additional comments:

•	Please revise your disclosure to indicate that the recent trends to which you refer regarding the market share of large distributors versus that of smaller regional and local distributors is due to the acquisition of smaller distributors by larger distributors, as you indicate in your response.

•	Please revise the first paragraph on page 2 to disclose the source of this information, and indicate that the conclusions contained in this paragraph are management’s conclusions based upon data provided by the USDA Economic Research Service.

•	Please revise your statement on page 73 that management “navigat[ed] the worst decline in the food service distribution industry in more than 30 years” to indicate that this is management’s belief based upon industry data.

The Company has revised the disclosure to reflect the Staff’s comments, including on pages 1, 2, 67, 68, 69, and 71.

Securities and Exchange Commission

March 15, 2013

Industry Overview, page 1

4.	We note your response to comment 8 in our letter dated January 25, 2013. Please revise your disclosure to include the source of the information regarding the size of the food distribution industry.

The Company has revised the disclosure throughout the Registration Statement to remove references to the size of the food distribution industry.

Management’s Discussion and Analysis, page 49

Overview, page 49

5.	We note your response to comment 17 in our letter dated January 25, 2013. Please elaborate upon the challenges to which you refer in the third paragraph of this section. In this regard, we note that your gross profit as a percentage of net sales has dropped from 18.2% for the year ended January 2, 2010 to 16.8% in the 13-weeks ended September 29, 2012. Please discuss this trend. In this regard, we note your disclosure on page 53 that “the competitive market conditions of [y]our slowly growing industry . . . prevented [you] from fully passing [your] product cost increases to [your] customers.”

The Company has revised the disclosure in the Management’s Discussion and Analysis section to clarify trends with respect the decline in gross profit margin in recent years.

Comparison of Results, page 53

13-weeks Ended September 29, 2012 and October 1, 2011, page 53

6.	We note your response to comment 19 in our letter dated January 25, 2013. As previously requested, please quantify the increase in net sales attributable to an increase in case volume and that which is attributable to product cost inflation. In this regard, we note that the impact of your 3.9% increase in case volume on your increase in net sales of $282 million is unclear.

The Company has revised the disclosure to quantify the increase in net sales attributable to an increase in case volume and included it in the disclosure for the comparison of the years ended December 29, 2012 and December 31, 2011.

Executive Compensation, page 89

Overview of Annual Incentive Plan Award, page 100

7.

We note your disclosure on page 101 regarding the adjustments that you may make to the Bonus Pool to meet the adjusted EBITDA threshold and your disclosure in footnote 3 to the table on page 102. Please provide additional detail about the amount from the Bonus Pool that was added to adjusted EBITDA to meet the adjusted EBITDA target,

Securities and Exchange Commission

March 15, 2013

including by quantifying the dollar amount added to adjusted EBITDA from the Bonus Pool. In this regard, we note that it is unclear how the 75% Haircut Reduction relates to the amount of the reduction from the Bonus Pool. Please also clarify who has the authority to authorize the use of Bonus Pool funds to increase adjusted EBITDA such that the adjusted EBITDA threshold is met. We may have further comments after reviewing your response.

The Company has revised the disclosure to reflect the Staff’s comment and to provide additional detail about the about reductions to the Bonus Pool, including quantifying the dollar amount that was added to Adjusted EBITDA and clarification of how the Haircut Reduction relates to the amount of the reduction from the Bonus Pool. In addition, the Company respectfully advises the Staff that the disclosure reflects the automatic application of the Haircut Reduction that is contemplated by the Annual Incentive Plan and the lack of discretion utilized in its application.

Security Ownership of Certain Beneficial Owners and Management, page 124

8.	We note your response to comment 29 in our letter dated January 25, 2013. Please revise to clarify the natural persons with voting and/or investment control over the shares of US Foods, Inc. held by USF Holding Corp, as well as over the shares of USF Holding Corp held by CD&R and KKR. If the individuals identified in the first paragraph of this section have voting and or investment control over the shares held by their respective companies, please state this explicitly.

In response to the Staff’s comment, the Company has revised the disclosure to clarify the natural persons with voting and/or investment control over the shares of US Foods, Inc. held by USF Holding Corp., as well as over the shares of USF Holding Corp. held by CD&R and KKR.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

15. Share-based Compensation and USF Holding Corp. Common Share Issuances, page F-23

9.	We have reviewed your response to prior comment 36 in our letter dated January 25, 2013. As previously requested, please tell us how your aggregate parent equity valuation compares to total shareholder’s equity on your balance sheet at the most recent balance sheet date for which a valuation was performed. Please quantify these amounts as well as the fair value of the company determined as of your July 3, 2011 goodwill impairment test. To the extent that there are any material differences between the valuation of your company as determined in your goodwill impairment test and as determined in your equity valuations, please explain to us the reasons for the variances.

Securities and Exchange Commission

March 15, 2013

The Company respectfully advises the Staff that the most recent equity valuation completed during 2012 was as of September 30, 2012. This valuation indicated an estimated fair value of equity for both the parent and the Company of $3.2 billion compared to the Company’s shareholder’s equity balance of $1.9 billion. At the time the Company completed the July 3, 2011 quantitative goodwill impairment assessment, this valuation indicated an estimated fair value of equity for both the parent and the Company of $3.1 billion.

21. Guarantor and Non-Guarantor Condensed Consolidating Financial Information, page F-40

10.	We have reviewed your response to prior comment 37 in our letter dated January 25, 2013, noting that your condensed consolidating financial information provided in your footnote is not specific to your 8.5% Senior Notes. Please note that Rule 3-10(a)(1) indicates that every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. Since you will not be registering any securities other than your 8.5% Senior Notes, please ensure that the condensed consolidating financial information provided under Rule 3-10 is specific to your 8.5% Senior Notes. In doing so, ensure that the guarantor column includes only those subsidiaries that guarantee your 8.5% Senior Notes. Alternatively, if your 8.5% Senior Note guarantors are identical to the guarantors provided under your ABL Facility, 2011 Term Loan, Amended 2007 Term Loan, and Cash Flow Revolver, please disclose such information in this footnote.

The Company advises the Staff that the 8.5% Senior Note guarantors are identical to the guarantors provided under the Company’s ABL Facility, 2011 Term Loan, Amended 2007 Term Loan and Cash Flow Revolver. The footnote disclosure has been revised accordingly.

Securities and Exchange Commission

March 15, 2013

9. Debt, page F-60

11.	We have reviewed your response to prior comment 30 in our letter dated January 25, 2013. Please tell us whether you viewed the ABS Loan Refinancing within the context of ASC 470-50-40-21 and how ASC 470-50-40-22 entered into your determination. If you did not believe 40-21 was applicable, please tell us the specific ASC paragraphs that support your partial write-off and partial capitalization of previously deferred financing costs and 3rd party costs and full deferral of loan fees. For our understanding, explain to us whether the new ABS loan facility represents one agreement with a group of lenders with funding provided proportionately or discrete arrangements with each participating lender. The existing disclosure suggests you have an extinguishment followed by a new financing in which some of the previous lenders participated. If you believe you have a partial modification and partial extinguishment, please explain the legal mechanics that support that determination.

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

ABS Structure

Both the original ABS Facility and the new ABS loan facility (“2012 ABS Facility”) were syndicated and each debt holder has loaned a specific amount to the Company and has the right to repayment. The entire $686 million in proceeds from the 2012 ABS Facility was received directly by the Company’s agent, who contemporaneously used these proceeds to repay all original ABS Facility lenders in full. Two lenders participating in the original ABS Facility acquired $244 million of the 2012 ABS Facility. Lenders holding the remaining $440 million of the original ABS Facility were paid in full and did not participate in the 2012 ABS Facility.

Financial Accounting Standards Board Accounting Standards Codification (ASC) 470-50-55-2 states:

Separate debt instruments exist between the debtor and the individual creditors participating in loan syndications. If an exchange or modification offer is made to all members of the syndicate and only some of the creditors agree to the exchange or modification, this guidance would be applied to debt instruments held by those creditors that agree to the exchange or modification. Debt instruments held by those creditors that do not agree would not be affected.

Applicability of ASC 470-50-40-21 and ASC 470-50-40-22

ASC 470-50-20 defines a Line of Credit Arrangement as follows:

A line-of-credit or revolving-debt arrangement is an agreement that provides the borrower with the option to make multiple borrowings up to a specified maximum amount, to repay portions of previous borrowings, and to then reborrow under the same contract. Line-of-credit and revolving-debt arrangements may include both amounts drawn by the debtor (a debt instrument) and a commitment by the creditor to make additional amounts available to the debtor under predefined terms (a loan commitment).

Securities and Exchange Commission

March 15, 2013

Under the 2012 ABS Facility, the Company and certain of its subsidiaries sell, on a revolving basis, their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of the Company. Additional receivables are sold by the Company, and certain of its subsidiaries, on a daily basis. Per terms of the loan agreement if, on a weekly settlement basis, there are not sufficient eligible receivables available as collateral, the Company is required to either provide cash collateral to cover the shortfall or, in lieu of providing cash collateral to cover the shortfall, it can pay down its borrowings on the 2012 ABS Facility. In situations where there were not sufficient eligible receivables available as collateral, cash received from the collection of receivables has remained in the 2012 ABS Facility as collateral. Although the Company can request additional borrowings under the 2012 ABS Facility when sufficient collateral is available, the Company has never requested additional borrowings under the facility or repaid borrowings outstanding under the facility. The same circumstances applied to the original ABS Facility. The Company initially borrowed $684 million under the original ABS Facility at inception in July 2007 and that amount remained constant until the facility was repaid with the proceeds from the 2012 ABS Loan Facility. Although the receivables are sold to the 2012 ABS Facility on a revolving basis, due to the unchanging amount of borrowings outstanding and the complete absence of repayments and reborrowings under the Facilities, the Company has viewed the ABS Facility as being a term loan versus a Line of Credit Arrangement. The Company utilizes its ABL Facility, a senior secured revolving loan facility, for its revolving loan needs.

The Company determined the guidance in ASC 470-50-40-9 would apply to determine the accounting treatment for the $244 million of the 2012 ABS Facility acquired by lenders also participating in the original ABS Facility. ASC 470-50-40-9 states that transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as debt extinguishments if the debt instruments have substantially different terms. The Company then followed the guidance in ASC 470-50-40-10 and ASC 470-50-40-12 to determine if the transaction resulted in a substantial modification. Since the present value of the cash flows under the terms of the 2012 ABS Facility were less than 10 percent different from the present value of the remaining cash flows under the terms of the original ABS Facility, the Company concluded this portion of the ABS Facility refinancing transaction associated with continuing lenders resulted in a modification of a debt instrument.

The Company determined the guidance in ASC 405-20-40-1 would apply to the lenders holding $440 million of the original ABS Facility who were paid in full and did not participate in the 2012 ABS Facility. ASC 405-20-40-1 states a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if the debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor is accomplished by the delivery of cash. The Company concluded this portion of the ABS Facility refinancing transaction associated with non-continuing lenders resulted in an extinguishment of debt.

Securities and Exchange Commission

March 15, 2013

Accordingly, the Company determined the ABS loan refinancing transaction resulted in a partial modification and partial extinguishment. As a result, the pro rata share of the unamortized debt issuance costs associated with the portion of the original ABS Facility with non-continuing lenders, accounted for as an extinguishment of debt, should be written off and included in the calculation of the debt extinguishment loss and the pro rata share of the unamortized debt issuance costs associated with the portion of the original ABS Facility with continuing lenders, accounted for as a modification, should be amortized over the three year life of the 2012 ABS Facility. For third party costs incurred on the 2012 ABS Facility associated with continuing lenders, ASC 470-50-40-18b states that if the transaction is not accounted for as an extinguishment of debt, then the costs should be expensed as incurred. Therefore, the pro rata share of third party costs, primarily legal fees and transaction costs, for the portion of the ABS Facility accounted for as an extinguishment of debt, resulting in the issuance of new debt with new lenders, will be capitalized and amortized over the three year life of the 2012 ABS Facility in accordance with ASC 470-10, and the pro rata share of third party costs associated with the portion of the original ABS Facility with continuing lenders, accounted for as a modification, should be expensed as incurred in accordance with ASC 470-50-40-18b. Finally the debt issuance costs paid to the lenders participating in the 2012 ABS Facility were all deferred, as the portion of the fees paid to the new lenders are amortized over the three year life of the 2012 ABS Facility in accordance with ASC 470-10 which generally prescribes that direct costs incurred in connection with the issuance of debt not measured under the fair value option should be presented as a deferred charge, and the pro rata share of the debt issuance costs paid to the continuing lenders should also be amortized over the three year life of the 2012 ABS Facility in accordance with ASC 470-50-40-17 which states that if the transaction is not accounted for in the same manner as an extinguishment, then the fees shall be associated with the replacement debt instrument, and amortized as an adjustment of interest expense over the remaining term of the replacement debt instrument using the interest method.

As of the date of the ABS Loan Refinancing, the original ABS facility had $0.5 million of unamortized debt issue costs, of which, on a pro rata basis, $0.2 million related to the portion of the facility accounted for as a modification and $0.3 million related to the portion of the facility accounted for as an extinguishment of debt. Additionally, the Company incurred $1.3 million of third party costs related to the 2012 ABS Facility, of which $0.5 million was related to the portion of the facility associated with continuing lenders accounted for as a modification and $0.8 million related to the portion of the facility accounted for as an extinguishment of debt and the issuance of new debt with new lenders.

To determine the accounting for unamortized debt issue costs of the original ABS Facility associated with the portion of the facility associated with continuing lenders, accounted for as a modification, the Company reviewed the guidance in ASC 470-50- 40-14 which states if it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate shall be determined based on the carrying amount of the original debt instrument. Accordingly, the $0.2 million representing the pro rata share of the unamortized debt issuance costs associated with the portion of the original ABS Facility associated with continuing lenders, accounted for as a modification, should be carried forward and amortized as an adjustment of interest expense over the remaining term of the 2012 ABS Facility, along with $0.8 million of third party costs from the 2012 ABS Facility related to the issuance of new debt with new lenders.

Securities and Exchange Commission

March 15, 2013

To determine the accounting for unamortized debt issue costs of the original ABS Facility associated with the portion of the facility accounted for as an extinguishment, the Company reviewed the guidance in ASC 470-50-40-2 which states the difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as a loss. As defined in ASC 470-50-20 the net carrying amount of debt is the amount due at maturity, adjusted for unamortized cost of issuance. Accordingly, the $0.3 million representing the pro rata share of the unamortized debt issuance costs associated with the portion of the original ABS Facility accounted for as a debt extinguishment were written off and included in the calculation of the debt extinguishment loss, along with the $0.5 million of third party 2012 ABS Facility costs related to the portion of the facility associated with continuing lenders, accounted for as a modification (in accordance with ASC 470-50-40-18b).

Accounting for the ABS Refinancing under Revolving Line of Credit Guidance Applicable

Although the Company does not believe it applicable, it reviewed the guidance in ASC 470-50-40-21 and 470-50-40-22 for modifications to and exchanges of revolving debt agreements and applied it to the original ABS Facility lenders who continued and acquired $244 million in principal of the 2012 ABS Facility.

Based on ASC 470-50-40-22, the Company concludes that the guidance in ASC 470-50-40-21 would not apply to the lenders holding $440 million in principal of the original ABS Facility as they did not participate in, but were paid in full with proceeds from, the 2012 ABS Facility and debt extinguishment accounting is applicable. The $0.3 million representing the pro rata share of the unamortized debt issuance costs associated with this portion of the original ABS Facility would be written off and included in the calculation of the loss on extinguishment of debt. Third-party costs of $0.8 million are associated with the refinancing of this extinguished debt with new lenders and, according to ASC 470-10, would be deferred and amortized over the debt with the new lenders.

In regards to the continuing lenders of $244 million, ASC 470-50-40-21 states that if a modification to a revolving line of credit arrangement results in a new revolving line of credit agreement with borrowing capacity greater than or equal to the old agreement, then any unamortized debt costs, as well as any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement and amortized over the term of the new agreement. Borrowing capacity is defined in ASC 470-50-40-21 as the product of the remaining term and the maximum available credit of arrangement.

The borrowing capacity from the continuing lenders is $850 million for the 2012 ABS Facility, based on a remaining term of 3 years, compared to $240 million for the original ABS Facility, based on a remaining term of approximately one year. Accordingly, the $0.2 million of remaining unamortized debt costs associated with the original facility, as well as $0.5 million of third-party costs associated with the new amended facility with continuing lenders would be amortized over the term of the new facility in accordance with ASC 470-50-40-21b.

Securities and Exchange Commission

March 15, 2013

As a result, the accounting for the ABS Loan Refinancing under revolving line of credit guidance would result in the amortization of $1.5 million of debt costs over the term of the 2012 ABS Facility and a loss on extinguishment of debt of $0.3 million, as compared to the amortization of $1.0 million of debt costs over the term of the 2012 ABS Facility and a loss on refinancing of debt of $0.8 million under the Company’s aforementioned accounting.

The Company respectfully believes its accounting for the ABS Loan Refinancing, which results in a loss on refinancing of debt of $0.8 million, is appropriate. Additionally, the Company does not consider the difference between the two methods to be material to the consolidated financial statements.

******

Securities and Exchange Commission

March 15, 2013

Prior to requesting acceleration, the Company will provide a written statement containing the acknowledgments included at the end of the Staff’s initial comment letter.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (202) 637-6389 or, in her absence, Kevin T. Collins at (212) 891-1634.

Sincerely,

JENNER & BLOCK

/s/ Elaine Wolff
Elaine Wolff

cc:	Juliette Pryor, Executive Vice President, General Counsel & Chief Compliance Officer

Allan D. Swanson, Chief Financial Officer

Dirk Locascio, Corporate Controller

Gail Sharps Myers, Senior Vice President & Deputy General Counsel

James Pyle, Associate General Counsel

US Foods, Inc.